November 27, 2017

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Venator Materials PLC

Registration Statement on Form S-1 (as amended)

As filed on November 27, 2017

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Venator Materials PLC that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:15 p.m., Washington, D.C. time, on November 29, 2017, or as soon thereafter as practicable.

Please be advised that we have not distributed any copies of the Preliminary Prospectus dated November 27, 2017 (the “Preliminary Prospectus”) through the date hereof, but pursuant to Rule 460 under the Act there will be distributed to underwriters, dealers, institutions and others who are reasonably anticipated to be invited to participate in the distribution of the ordinary shares as many copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

CITIGROUP GLOBAL MARKETS INC.

GOLDMAN SACHS & CO. LLC

J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Sachin Aggarwal
Name: Sachin Aggarwal
Title: Managing Director

Citigroup Global Markets Inc.

By:	/s/ Clayton H. Hale III
Name: Clayton H. Hale III
Title: Managing Director

Goldman Sachs & Co. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Eugene Sohn
Name: Eugene Sohn
Title: Executive Director

As representatives of the several underwriters.

[Signature Page to Acceleration Request Letter]